

May 16, 2014

Via E-mail
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

**Re:    Healthways, Inc.**
         **Definitive Additional Materials**
         **Filed May 15, 2014 by North Tide Capital Master, LP, North Tide**
            **Capital, LLC, Conan J. Laughlin, E. Mac Crawford,**
            **Bradley S. Karro, and Paul H. Keckley**
         **Response dated May 14, 2014**
         **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to comment 5 in our letter dated April 24, 2014.  Please advise us of the basis for your disclosure on slide 19 that the actual covenant for the fiscal quarter ended March 31, 2013 was 3.75.  In that regard, we note the First Amendment to the Fifth Amended and Restated Revolving Credit and Term Loan Agreement, dated February 5, 2013, filed as Exhibit 10.1 to Healthways, Inc.'s Form 8-K, dated February 7, 2013.

2.    Additionally, we note the changes to slide 19 regarding covenant ratios, EBITDA, "EBITDA headroom" and the statement that "[n]ot all leverage ratios exactly match

figures given by management on quarterly earnings calls."  Please revise slide 19 to (1) further clarify that the leverage ratios are the result of your own calculations and briefly address why the leverage ratios and other figures do not match the figures provided by management on quarterly earnings calls, (2) disclose the relevance of the three covenant rows that do not represent actual covenants, and (3) summarize the basis for how you calculated EBITDA and EBITDA headroom.

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:     Via E-mail
        Mr. Andrew Freedman, Esq.
        Olshan Frome Wolosky LLP